Exhibit 3.1

The Bylaws of NeoGenomics, Inc., a Nevada company (the “Bylaws”), are hereby amended as follows, effective October 22, 2015:

Section 2.2 Number and Qualification; Change in Number

(a) Subject to Section 2.2(b), the authorized number of directors of this Corporation shall be not less than two nor more than  ~~eight~~ten (~~8~~10), with the exact number to be established from time to time by resolution of the Board. All directors of this Corporation shall be at least twenty-one (21) years of age.

ARTICLE X

ACQUISITION OF CONTROLLING INTEREST

Unless the Articles of Incorporation expressly provide to the contrary, the provisions of Nevada law pertaining to the acquisition of a controlling interest (currently set forth in NRS 78.378 to 78.3793, inclusive), as the same now exists or may hereafter be amended or supplemented, do not and shall not apply to the Corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified.

ARTICLE ~~XI~~XII

INTERPRETATION

Reference in these Bylaws to any provision of Nevada law or the Nevada Revised Statutes shall be deemed to include all amendments thereto and the effect of the construction and determination of validity thereof by the Nevada Supreme Court.

Nevada law and the Articles of Incorporation (in that order of precedence) will and in all respects be considered senior and superior to these Bylaws, with any inconsistency or conflict to be resolved in favor of Nevada law and such Articles of Incorporation (in that order of precedence), and with these Bylaws to be deemed automatically amended from time to time to eliminate any inconsistency which may then exist.

  Except as set forth above, and except for the renumbering of former ARTICLE X as new ARTICLE XI, the remaining provisions of the Bylaws shall not be amended hereby and shall remain in full force and effect.

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